Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

September 9, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2059

Global Balanced Income Builder Portfolio, Series 16

File Nos. 333-240033 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2059, filed on July 23, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 16 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust may invest in real estate investment trusts and exchange-traded funds that may invest in municipal bonds. If the trust invests in real estate investment trusts or exchange-traded funds that invest principally in municipal bonds, please provide the corresponding risk disclosures.

Response:       If the trust invests in such securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

2.        The “Principal Risks” section states that the trust invests in exchange-traded funds that invest in mortgage-backed bonds. Please include this disclosure in the principal investment strategies of the trust.

Response:       In response to this comment, the last sentence of the “Principal Investment Strategy” section has been replaced with the following: “Finally, the fixed-income ETFs included in the portfolio will invest in debt securities issued by foreign companies, including companies located in emerging markets. The trust may invest in fixed-income ETFs that invest in municipal bonds and mortgage-backed securities.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren